

| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0316 12.12.13.0 | EGV hoytvOpx | 07-Aug-2019 10:48 EST | | 759407 TX 23 | 14* |
| FORM S-4/A | None | SDI | | 06-Aug-2019 19:33 EST | CURR | PS | PMT 1C |

The outstanding principal and accrued but unpaid interest of outstanding convertible promissory notes issued by DermTech prior to June 5, 2019 will convert into shares of DermTech common stock immediately prior to the consummation of the business combination at a price per share equal to 70% of the lesser of (i) $3.75 and (ii) the offering price per share of the PIPE, which is $3.25, multiplied by the quotient resulting from dividing 16,000,000 by the number of fully diluted shares of DermTech as of immediately after the conversion of all then outstanding DermTech bridges notes and immediately prior to the consummation of the business combination. The aggregate principal amount of such notes as of the date hereof is $6,800,000.

The outstanding principal and accrued but unpaid interest of outstanding convertible promissory notes issued by DermTech between June 5, 2019 and June 10, 2019 will convert into shares of DermTech common stock immediately prior to the consummation of the business combination. The price per share at which such convertible promissory notes will convert depends on whether the consummation of the business combination occurs before or after September 25, 2019. If the consummation of the business combination occurs prior to September 25, 2019, the price per share at which such notes will convert will equal the lesser of (i) $3.37 and (ii) 90% of the offering price per share of the PIPE, which is $3.25, multiplied by the quotient resulting from dividing 16,000,000 by the number of fully diluted shares of DermTech as of immediately prior to the consummation of the business combination (including any DermTech shares to be issued pursuant to outstanding promissory notes converting immediately prior to the consummation of the business combination and any DermTech shares underlying all outstanding options, restricted stock unit awards and warrants). If the consummation of the business combination occurs after September 25, 2019, the price per share at which such notes will convert will equal the lesser of (i) $2.62 and (ii) 70% of the offering price per share of the PIPE multiplied by the quotient described in the preceding sentence. Constellation would be able to complete the business combination after September 23, 2019 if it obtained the requisite shareholder approval to its memorandum and articles of association to extend the deadline for completing the business combination to a later date after calling a special meeting of its shareholders to vote on the proposed amendment to its memorandum and articles of association. The aggregate principal amount of the outstanding convertible promissory notes issued by DermTech between June 5, 2019 and June 10, 2019 is $2,600,000.

*Conditions to the Completion of the Business Combination* (see page 122)

Consummation of the business combination is subject to various closing conditions set forth in the Merger Agreement. Included among the closing conditions are the following:

- The Domestication occurred and Constellation delivered to DermTech reasonably sufficient evidence of such;

- A registration statement on Form S-4 has been declared effective by the SEC, no order suspending the effectiveness of the registration statement has been issued, and no proceeding for that purpose was initiated by the SEC;

- DermTech received the requisite stockholder approval of the business combination;

- The proposals presented at the special meeting of Constellation's shareholders were approved and adopted;

- Immediately prior to or at the effective time of the business combination, Constellation has at least $15,000,000 of cash;

- Constellation common stock continues to be listed on the Nasdaq Capital Market as of the closing of the business combination.

- Certain DermTech stockholders, on or prior to the closing of the business combination, have entered into, executed and delivered a registration rights agreement; and

23



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0316 12.12.13.0 | EGV hoytvOpx | 07-Aug-2019 10:52 EST | | 759407 TX 74 | 6* |
|---|---|---|---|---|---|---|---|
| FORM S-4/A | None | SDI | | 06-Aug-2019 19:33 EST | CURR | PS PMT | 1C |

*Constellation's sponsor has agreed to vote in favor of the business combination, regardless of how Constellation's public shareholders vote.*

Unlike many other blank check companies in which the initial shareholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, Constellation's sponsor has agreed to vote its Founder Shares, as well as any public shares purchased during or after Constellation's initial public offering, in favor of the business combination. Constellation's sponsor owns approximately 72.7% of the outstanding ordinary shares. Accordingly, it is more likely that the necessary shareholder approval to complete the business combination will be received than would be the case if Constellation's initial shareholders agreed to vote their Founder Shares in accordance with the majority of the votes cast by Constellation's public shareholders.

*If Constellation is not able to complete its initial business combination by September 23, 2019, it will cease all operations except for the purpose of winding up and Constellation will redeem its public shares and liquidate, in which case the warrants and rights will expire worthless.*

Constellation's memorandum and articles of association provide that Constellation must complete an initial business combination before September 23, 2019. Constellation may not be able to consummate an initial business combination within such time period. Constellation's ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.

If Constellation is unable to consummate its initial business combination by September 23, 2019 and Constellation's shareholders have not approved a further extension by such date, Constellation will, as promptly as reasonably possible but not more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (net of taxes payable, and less up to $50,000 of interest to pay liquidation expenses), pro rata to the public shareholders by way of redemption and cease all operations except for the purposes of winding up of its affairs. This redemption of public shareholders from the Trust Account shall be effected as required by function of Constellation's memorandum and articles of association and prior to any voluntary winding up. In the event of liquidation, there will be no distribution with respect to Constellation's outstanding warrants. Accordingly, the warrants will expire worthless. If Constellation is unable to complete an initial business combination within the required time period and Constellation redeems the public shares for the funds held in the trust account, holders of rights will not receive any such funds in exchange for their rights and the rights will expire worthless.

In addition, Constellation may seek and receive shareholder approval to extend the deadline to complete its initial business combination to a date after September 23, 2019, which could negatively impact the timing of redemptions by public shareholders and the consummation of the business combination.

For illustrative purposes, based on funds in the Trust Account of approximately $12.4 million on May 28, 2019, the estimated per share redemption price would have been approximately $10.45.

*Constellation's sponsor, directors, officers, advisors or their affiliates may elect to purchase shares from public shareholders, which may influence the vote on the business combination and reduce the public "float" of ordinary shares.*

Constellation's sponsor, directors, officers, advisors or their affiliates may purchase ordinary shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Constellation's sponsor and Constellation's directors, officers, advisors or their affiliates purchase shares in

74



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0455 12.12.13.0 | EGV ricecOpx | 07-Aug-2019 10:55 EST | | 759407 TX 108 | 12* |
| FORM S-4/A | None | ■ SDI | | 06-Aug-2019 19:33 EST | CURR | PS PMT | 1C |

consummation of the business combination (including any DermTech shares to be issued pursuant to outstanding promissory notes converting immediately prior to the consummation of the business combination and any DermTech shares underlying all outstanding options, restricted stock unit awards and warrants). If the consummation of the business combination occurs after September 25, 2019, the price per share at which such notes will convert will equal the lesser of (i) $2.62 and (ii) 70% of the offering price per share of the PIPE multiplied by the quotient described in the preceding sentence. Constellation would be able to complete the business combination after September 23, 2019 if it obtained the requisite shareholder approval to its memorandum and articles of association to extend the deadline for completing the business combination to a later date after calling a special meeting of its shareholders to vote on the proposed amendment to its memorandum and articles of association.

### Form of the Business Combination

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, Constellation and DermTech will enter into a business combination transaction pursuant to which Merger Sub will merge with and into DermTech, with DermTech surviving the merger as a wholly owned subsidiary of Constellation.

### Merger Consideration

The Merger Agreement provides that, at the effective time of the business combination, all of the outstanding shares of DermTech common stock and DermTech preferred stock will be cancelled and automatically converted into the right to receive an aggregate amount of 16,000,000 shares of Constellation common stock (subject to adjustment for any reverse stock split or other adjustment that may be effected for the purpose of meeting the initial listing requirements of the Nasdaq Capital Market, and only to the extent necessary to meet such listing requirements), less the total number of shares of Constellation common stock that can be acquired or received pursuant to outstanding DermTech options, restricted stock units and warrants having an exercise price per share of less than $3.80 as of May 29, 2019, or the In The Money Securities, such calculation to be set forth in the final Allocation Schedule to the Merger Agreement. The Constellation common stock to be issued in connection with the Merger Agreement in accordance with its terms and as described herein is referred to as the Merger Consideration.

It is currently anticipated that, at the closing of the business combination, the above exchange ratio will be approximately 1.16 shares of Constellation common stock for each share of DermTech capital stock outstanding (including any DermTech shares issued pursuant to promissory notes converting into DermTech common stock immediately prior to the closing of the business combination) or issuable upon exercise of the In The Money Securities (prior to giving effect to any reverse stock split or other adjustment that may be effected for the purpose of meeting the initial listing requirements of the Nasdaq Capital Market), or the Exchange Ratio. The Exchange Ratio is subject to change due to, among other items, the actual closing date of the business combination, the number of outstanding shares of DermTech capital stock as of the closing date, the number of In The Money Securities as of the closing date and any reverse split or other adjustment to the Constellation common stock prior to the closing of the business combination.

### Regulatory Approvals

Consummation of the business combination is conditioned upon, among other things, receipt of certain regulatory approvals and regulatory filings.

Constellation must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq Capital Market in connection with the issuance of shares of Constellation common stock and the filing of this proxy statement/prospectus/information statement with the SEC.



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0455 12.12.13.0 EGV ricecOpx | 07-Aug-2019 10:55 EST | 759407 TX 109 | 12* |
| FORM S-4/A | None | SDI | 06-Aug-2019 19:33 EST  CURR | PS  PMT | 1C |

## Tax Treatment of the Business Combination

DermTech and Constellation intend for the business combination to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. DermTech and Constellation each will use its commercially reasonable efforts to cause the business combination to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary of DermTech or Constellation to, take any action which to its knowledge could reasonably be expected to prevent or impede the business combination from qualifying, as a "reorganization" within the meaning of Section 368(a) of the Code.

## Material U.S. Federal Income Tax Consequences of the Business Combination

The following is a description of the material U.S. federal income tax consequences of the business combination that are applicable to U.S. Holders (as defined below) of DermTech common stock who exchange shares of DermTech common stock for shares of Constellation common stock in the business combination and hold their shares as capital assets. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their particular circumstances. This discussion does not address special tax rules applicable to particular U.S. Holders, such as: dealers in securities or foreign currencies; banks; insurance companies; financial institutions; mutual funds; real estate investment trusts; regulated investment companies; tax-exempt organizations; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); persons who are not U.S. Holders; stockholders who are subject to the alternative minimum tax provisions of the Code; persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold shares of DermTech common stock that may constitute "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code; persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and certain expatriates or former citizens or longterm residents of the United States. DermTech stockholders subject to special tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the business combination.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds DermTech common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships or other pass-through entities holding shares of DermTech common stock should consult their tax advisors regarding the tax consequences of the business combination.

This discussion does not address the tax consequences to DermTech stockholders under any state, local or foreign tax laws or the U.S. federal estate or gift, Medicare net investment income, or alternative minimum tax provisions of the Code. It also does not discuss the tax consequences of transactions occurring prior to, concurrently with or after the business combination (whether or not such transactions are undertaken in connection with the business combination), including, without limitation, the Domestication, the exercise of stock options or warrants in anticipation of the business combination. No ruling from the Internal Revenue Service, or the IRS, has been or will be requested in connection with the business combination and DermTech stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

This discussion is based upon current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations or change. Any change, which may be retroactive, could alter the tax consequences to DermTech stockholders as described in this summary.



PROJECT DIAMOND Donnelley Financial VDI-W7-PFD-0591 12.12.13.0 EGV leggm0px 07-Aug-2019 11:38 EST 759407 TX 137 13*
FORM S-4/A None SDI 06-Aug-2019 19:33 EST CURR PS PMT 1C

| Current Charter | Interim Charter |
|---|---|
| | the Board pursuant to a resolution adopted by a majority of the Board, and the shareholders shall have no right to call a special meeting. |
| | • Section 7.02 Advance Notice. Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws. |
| | • Section 7.03 Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action. |

You should note that not only will the Interim Charter preserve the existing rights of Constellation ordinary shares, but also that the existing provisions of the Current Charter (including Regulation 23 of the Current Charter and those other provisions which cannot be amended prior to the Closing or made subject to certain restrictions or amendment) will be replicated or substantively replicated in the Current Charter.

### Material U.S. Federal Income Tax Consequences of the Domestication

The following is a description of the material U.S. federal income tax consequences of the Domestication to holders of Constellation ordinary shares if the Domestication is completed. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. This summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

- certain U.S. expatriates;
- a dealer in securities or foreign currencies;
- traders in securities that elect mark-to-market treatment;
- pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
- U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
- financial institutions or banks;
- a person that received Constellation ordinary shares as compensation for services;
- mutual funds;

137



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0591 12.12.13.0 | EGV leggm0px | 07-Aug-2019 11:38 EST | | 759407 TX 141 | 11* |
|---|---|---|---|---|---|---|---|
| FORM S-4/A | None | SDI | | 06-Aug-2019 19:33 EST | CURR | PS PMT | 1C |

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) IN THE CASE OF THE DOMESTICATION.

*PFIC Considerations*

In addition to the discussion above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Constellation is or ever was a PFIC.

*A. Definition of a PFIC*

In general, Constellation will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held Constellation ordinary shares, (a) at least 75% or more of Constellation's gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of Constellation's assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties that are derived in the active conduct of a trade or business), and gains from the disposition of passive assets.

*B. PFIC Status of Constellation*

In the opinion of Greenberg Traurig, LLP, counsel to Constellation, Constellation has been a PFIC since its inception. The determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination.

*C. Effects of PFIC Rules on the Domestication*

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f). However, proposed Treasury Regulations under Section 1291(f) were promulgated in 1992 and may be applied with a retroactive effective date. Such regulations have not been finalized in the 27 years since they were issued. If finalized in their current form, those regulations would generally require taxable gain recognition to U.S. Holders of Constellation ordinary shares in the Domestication if Constellation were classified as a PFIC at any time during such U.S. Holder's holding period in such shares and the U.S. Holder had not made a QEF election under Section 1295 of the Code for the first taxable year in which the U.S. Holder owned Constellation ordinary shares or in which Constellation was a PFIC, whichever is later. The tax on any such recognized gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Constellation. Under these rules:

- the U.S. Holder's gain would be allocated ratably over the U.S. Holder's holding period for such holder's Constellation ordinary shares;

- the amount of gain allocated to the U.S. Holder's taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder's holding period before the first day of the first taxable year in which Constellation was a PFIC, would be taxed as ordinary income;

- the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such holder's holding period would be taxed at the highest tax rate in effect for that year applicable to the U.S. Holder; and

- the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any "all earnings and profits amount" included in income by a U.S. Holder as a result of the Domestication generally would be treated as gain subject to these rules.

14]


200GN4aj9ncRcl574

| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0591 12.12.13.0 | EGV leggm0px | 07-Aug-2019 13:38 EST | | 759407 TX 142 | 14* |
|---|---|---|---|---|---|---|---|
| FORM S-4/A | None | | SDI | 06-Aug-2019 19:33 EST | CURR | PS PMT | 1C |

If the proposed Treasury Regulations are adopted in their final form, it is the opinion of Greenberg Traurig, LLP, counsel to Constellation, that the tax consequences should be as set forth above in this section entitled "*Proposal No. 2 – The Domestication Proposal – Material U.S. Federal Income Tax Consequences of the Domestication – PFIC Considerations – C. Effects of PFIC Rules on the Domestication*." However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considered the rules set forth in the Proposed Treasury Regulations to be reasonable interpretations of those Code provisions. Given the length of time that has elapsed since the proposed Treasury Regulations were promulgated it appears unlikely that they would be adopted in the form and effective date proposed prior to the consummation of the business combination. If the proposed Treasury Regulations are not adopted in the form and with the effective date proposed, it is the opinion of Greenberg Traurig, LLP, counsel to Constellation, that the tax consequences should be as set forth above under the section entitled "*Proposal No. 2 – The Domestication Proposal – Material U.S. Federal Income Tax Consequences of the Domestication – The Domestication*." When we use the term "should" in this section it represents that we believe that this will be the likely outcome, but there can be no assurance that this will be the case. The risks associated with using the term "should" include the possibility that the anticipated outcome will be different, and if an investor relies on this term, such investor may experience an adverse tax outcome.

Although some elections may be able to mitigate the adverse PFIC tax consequences upon a disposition of shares, such as a qualified electing fund, or QEF, election, mark to market election, or deemed sale election, no such elections are available for warrants. Any holder of warrants could therefore be required to recognize gain as ordinary income and subject to an interest charge. Further, because the shareholder's holding period in the stock received upon the exercise of the warrants includes the holding period in the warrants under the PFIC rules, a QEF election made on the stock would not rid the stock of its PFIC taint absent the shareholder recognizing gain or including a deemed dividend amount in a purging election. In addition, Constellation may not provide timely financial information that would be required for U.S. taxpayers to make a potentially favorable QEF election.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on the Domestication, including, without limitation, whether a QEF Election, deemed sale election and/or mark to market election is available with respect to their Constellation ordinary shares and the consequences to them of any such election.

*U.S. Federal Income Tax Consequences to Non-U.S. Holders*

This section is addressed to non-U.S. Holders of Constellation common stock after completion of the Domestication. For purposes of this discussion, a Non-U.S. Holder is a beneficial owner (other than any entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

In the event that Constellation makes a distribution of cash or property with respect to Constellation common stock, any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from Constellation's or the combined company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. Holder generally will be required to provide to Constellation or the combined company an IRS Form W-8BEN (or other applicable documentation) certifying its entitlement to benefits under the treaty.

The withholding tax does not apply to dividends paid to a non-U.S. Holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. Holder's conduct of a trade or business